SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO.)1

                              Alloy Online, Inc.
                       ---------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  019855 10 5
              ---------------------------------------------------
                                (CUSIP Number)

                                April 11, 2001
              ---------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)






------------------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019855 10 5              13G                        Page 2 of 7 Pages


-------------------------------------------------------------------------------
  1       NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          OWEN E. LANDON, JR.
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)
                                                                 (A)    [ ]
                                                                 (B)    [X]
-------------------------------------------------------------------------------
  3       SEC USE ONLY


-------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          The United States of America
-------------------------------------------------------------------------------
                                 5   SOLE VOTING POWER

                                     566,856(See Item 4.)
           NUMBER OF            -----------------------------------------------
            SHARES               6   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  142,820(See Item 4.)
             EACH               -----------------------------------------------
           REPORTING             7   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    566,856 (See Item 4.)
                                -----------------------------------------------
                                 8   SHARED DISPOSITIVE POWER

                                     747,491 (See Item 4.)
-------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,314,348 (See Item 4.)
-------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]
-------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.1%
-------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

CUSIP No. 019855 10 5              13G                        Page 3 of 7 Pages


 ITEM 1(A).   NAME OF ISSUER:

              Alloy Online, Inc. (the "Company")

 ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              151 West 26th Street, 11th Floor, New York, NY 10001


 ITEM 2(A).   NAME OF PERSON FILING:

              Owen E. Landon, Jr. (the "Reporting Person")

 ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              PO Box 2840
              Westport, CT 06880


 ITEM 2(C).   CITIZENSHIP:

              The United States of America

 ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.01 per share, (the "shares")

 ITEM 2(E).   CUSIP NUMBER:

              019855 10 5

CUSIP No. 019855 10 5              13G                        Page 4 of 7 Pages


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)  [ ]   Broker or dealer registered under Section 15 of the
                    Exchange Act;

         (b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act;

         (d)  [ ]   Investment company registered under Section 8 of the
                    Investment Company Act;

         (e)  [ ]   An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

         (f)  [ ]   An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);

         (g)  [ ]   A parent holding company or control person in accordance
                    with Rule 13d-1(b) (1)(ii)(G);

         (h)  [ ]   A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

         (i)  [ ]   A church plan that is excluded from the definition of an
                    investment company under Section (c)(14) of the Investment
                    Company Act;

         (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 019855 10 5              13G                        Page 5 of 7 Pages


ITEM 4. OWNERSHIP:

        (a)  Amount beneficially owned: 1,314,348

        (b)  Percent of class: 6.1%

        (c)  Number of shares as to which such person has:

             (i)   Sole power to vote or direct the vote: 566,856 (1)

             (ii)  Shared power to vote or direct the vote: 142,820 (2)

             (iii) Sole power to dispose or direct the disposition of: 566,856
                   (1)

             (iv)  Shared power to dispose or direct the disposition of:
                   747,491 (2) (3)

             (1) Does not include 16,781 shares held by the Reporting Person's spouse. The Reporting Person disclaims beneficial ownership over all such shares.

             (2) Includes 142,820 shares held by a revocable trust of which the Reporting Person is a beneficiary.

             (3) Includes 587,890 shares held by five individual trusts for the benefit of each of the Reporting Person's five children and of which the Reporting Person's spouse and an unrelated person share between them voting power and investment power. The Reporting Person disclaims beneficial ownership over all such shares. Includes 16,781 shares held by the Reporting Person's spouse. The Reporting Person disclaims beneficial ownership over all such shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          [ ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

CUSIP No. 019855 10 5              13G                        Page 6 of 7 Pages


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10.  CERTIFICATIONS:

          Not applicable.




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 2, 2001
-----------------
(Date)



						   /s/ Owen E. Landon, Jr.
                                                   ---------------------------
                                                   Owen E. Landon, Jr.